ANNUAL MEETING OF SHAREHOLDERS OF

DDC ENTERPRISE LIMITED

June 13, 2025

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/29562

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20430303000300001000 9 061325

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 1 TO 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

2. The election as directors:

NOMINEES:

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT** (See instructions below)

- ○ Norma Ka Yin Chu
- ○ George Lai
- ○ Matthew Gene Mouw
- ○ Samuel Chun Kong Shih

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
1. To ratify and approve the appointment of Enrome LLP as auditor of the Company for the fiscal years ended December 31, 2021, 2022, 2023 and 2024 and the fiscal year ending December 31, 2025, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the "Auditor Proposal").	☐	☐	☐
3. To approve and adopt the 2025 Warrant Program (the "Warrant Program Proposal").	☐	☐	☐
4. To approve the amendments to 2023 Employee Share Option Plan ("2023 ESOP") to provide for an increase in the total amount of the Company's class A ordinary shares, par value $0.4 (the "Class A Ordinary Shares") that can be awarded under the 2023 ESOP from 208,000 Class A Ordinary Shares to 1,208,000 Class A Ordinary Shares (subject to further annual increase as further amended and described in the proxy statement accompanying this notice) (the "ESOP Amendment Proposal").	☐	☐	☐
5. To approve to direct the chairperson of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 4 (the "Adjournment Proposal").	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is **made, this proxy will be voted FOR ALL NOMINEES in Proposal 2 and FOR Proposal 1, 3, 4 and 5.**

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL MEETING OF SHAREHOLDERS OF

DDC ENTERPRISE LIMITED

June 13, 2025

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-201-299-4446** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

VIRTUALLY AT THE MEETING - The company will be hosting the meeting live via the Internet. To attend the meeting via the Internet, please visit https://web.lumiconnect.com/228736879 (password: ddc2025) and be sure to have your control number available.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/29562

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

20430303000300001000 9 061325

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 1 TO 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

2. The election as directors:

NOMINEES:

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT** (See instructions below)

- ○ Norma Ka Yin Chu
- ○ George Lai
- ○ Matthew Gene Mouw
- ○ Samuel Chun Kong Shih

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
1. To ratify and approve the appointment of Enrome LLP as auditor of the Company for the fiscal years ended December 31, 2021, 2022, 2023 and 2024 and the fiscal year ending December 31, 2025, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the "Auditor Proposal").	☐	☐	☐
3. To approve and adopt the 2025 Warrant Program (the "Warrant Program Proposal").	☐	☐	☐
4. To approve the amendments to 2023 Employee Share Option Plan ("2023 ESOP") to provide for an increase in the total amount of the Company's class A ordinary shares, par value \$0.4 (the "Class A Ordinary Shares") that can be awarded under the 2023 ESOP from 208,000 Class A Ordinary Shares to 1,208,000 Class A Ordinary Shares (subject to further annual increase as further amended and described in the proxy statement accompanying this notice) (the "ESOP Amendment Proposal").	☐	☐	☐
5. To approve to direct the chairperson of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 – 4 (the "Adjournment Proposal").	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is **made, this proxy will be voted FOR ALL NOMINEES in Proposal 2 and FOR Proposal 1, 3, 4 and 5.**

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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DDC ENTERPRISE LIMITED

Proxy for Annual Meeting of Shareholders on June 13, 2025

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Norma Ka Yin Chu, with full power of substitution and power to act alone, as proxies to vote all the shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of DDC Enterprise Limited, to be held June 13, 2025 virtually at https://web.lumiconnect.com/228736879 (password: ddc2025) , and at any adjournments or postponements thereof, as follows:

(Continued and to be signed on the reverse side)